October 3, 2006


By facsimile to (604) 687-6314 and U.S. Mail


Mr. Robert Fraser
President and Chief Executive Officer
Lions Gate Lighting Corp.
200-375 Water Street
Vancouver, British Columbia, Canada V6B-5C6

Re:	Lions Gate Lighting Corp.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed September 22, 2006
File No. 333-135717

Dear Mr. Fraser:

	We reviewed the filing and have the comments below.

Summary of Financial Data, page 6

1. It appears that the numbers you are reflecting as your net loss for the period are actually your net comprehensive loss for the period. Please advise or revise.

Legal Proceedings, page 18

2. Identify the customer that is the other party to the proceeding in the Small Claims Court of British Columbia, Canada. See Item
103(3)
of Regulation S-B.

Current and Anticipated Sources of Revenue, page 24

3. We assume the statement that "33" of Lions Gate Lighting`s sales originated from the signage products category during the three months ended May 31, 2006 should read that "33%" of Lions Gate Lighting`s sales originated from the signage products category during the three months ended May 31, 2006. Please revise to clarify.

Current Business, page 23

4. We note that you have included a third party website in response to prior comment 11. Please clarify, if true, that the website does not constitute a part of the prospectus.

Marketing, page 25

5. We note your response to prior comment 16 and new disclosure in this section. Please revise to clarify, if true, that customers may purchase products from Lions Gate Lighting over the Internet, but that payment is made through PayPal. Explain here or in the section entitled "Revenue Processing" how customers purchase from Lions Gate
Lighting using PayPal although Lions Gate Lighting does not accept the PayPal payments through its website. For example, are customers somehow directed to the PayPal site for payment when they place an order with Lions Gate Lighting through Lions Gate Lighting`s website?
Is it even possible for customers to place orders for Lions Gate Lighting`s products through Lions Gate Lighting`s website?

Technology, page 25

6. Refer to prior comment 28. We note your representation that Lions
Gate Lighting has updated and revised its website to clarify that the
25 years` experience is that of Sunway Lighting. Please reconcile this with disclosure here that Sunway Lighting has "over ten years experience in designing, manufacturing and testing LED products."

Results of Operations for the Period from May 2, 2005 (date of inception) to February 28, 2006, page 27

7. Based on disclosures that sales and marketing consultant costs were $22,540, professional fees were $8,738, advertising expenses were $1,127, amortization expense was $2,242, and office and general expenses were $1,241, the statement that Lions Gate Lighting`s operating expenses totaled $37,522 during the period covered by the audited financial statements for the period ending February 28,
2006
appears inaccurate.  Please revise or advise.

8. We note that in response to prior comment 14 you state that you expect your net sales and marketing consulting costs to decrease from
$22,540 for the period ending February 28, 2006 to between $10,000 and $20,000 for the next 12 months. Please explain why you believe these costs will decrease, particularly since you have a substantial majority of required sales remaining under the distribution agreement left to achieve before May 5, 2007.
Financial Statements for the Period Ended May 31, 2006
Interim Consolidated Balance Sheet, page 48

9. We read on page 18 under legal proceedings that you recently sued a customer to collect funds that the customer owes you for the purchase of goods. We have the following comments:

* Please tell us whether this amount is included in your May 31,
2006
accounts receivable balance.

* Please tell us whether you had an allowance for doubtful accounts at May 31, 2006. If not, please tell us how you determined at May 31, 2006 that no allowance was necessary.

* Please confirm to us that you will carefully assess the need for an allowance for doubtful accounts in the future. Also confirm that if you have an allowance for doubtful accounts in the future, you will disclose in your financial statements the balance of the allowance.

Interim Consolidated Statement of Operations, page 49
Interim Consolidated Statement of Cash Flows, page 50

10. It is unclear to us why you have not provided a statement of operations and a statement of cash flows for the comparable period of the preceding fiscal year. Please refer to the last sentence of Item
310(b) of Regulation S-B.  Please advise or revise.

Exhibit 5.1

11. Refer to prior comment 24. As noted previously, counsel must consent also to being named under "Experts" on page 21 in the registration statement. See Rule 436 of Regulation C under the Securities Act. See also paragraph 23 of Schedule A of the Securities Act. Note that we will not object to counsel`s statement that it does not admit that it is an expert within the meaning of section 7 of the Securities Act. Since you did not revise the consent to include counsel`s consent to being named in the registration statement, please revise.

Exhibit 23.1

12. Lions Gate Lighting`s independent public accountants must consent also to being named under "Experts" on page 21 in the registration statement. We note that the consent filed with the initial registration statement did include Lions Gate Lighting`s independent public accountants` consent to being named in the registration statement. Please revise.

Closing

	File an amendment to the SB-2 and in response to the comments.
To expedite our review, Lions Gate Lighting may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Lions Gate Lighting thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Lions Gate Lighting and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Lions Gate Lighting requests acceleration of the registration statement`s effectiveness, Lions Gate Lighting should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Lions Gate Lighting from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Lions Gate Lighting may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Lions Gate Lighting provides us in our review of the registration statement or in response to our comments on the registration statement.



We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,




Pamela A. Long
					     Assistant Director

cc:	Incorp. Services
	Agent for Service, Lions Gate Lighting Corp.
	50 West Liberty, Suite 880
	Reno, NV

	Cam McTavish, Esq.
	Clark Wilson LLP
	885 West Georgia Street, Suite 800
	Vancouver, British Columbia, Canada V6C 3H1



Mr. Robert Fraser
October 3, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE